Exhibit 99.3

Nano Dimension’s Chairman & CEO on Capital Allocation Considerations

Delivering Revenue and Profits Through Acquisition of Stratasys and/or Other Companies Compared To Other Alternatives

Waltham, Mass., March 16, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “NANO” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, released a video in which Yoav Stern, Chairman and Chief Executive Officer of the Company, shares how Nano Dimension thinks about delivering revenue and profit to shareholders through Buy (M&A) vs. Build (R&D) Strategies specifically about potentially buying Stratasys Ltd. (“Stratasys”) and/or other companies versus allocating capital for internal development R&D, Go-To-Market, Channel development, Marketing, Operations etc.

Yoav Stern gives an in-depth insight into one of the most important decisions a business leader must make, after choosing the right people to work with: Capital Allocation. Yoav, the board of directors, and the management are continuously analyzing and adapting this decision to the changing business ecosystem, in order to eventually deliver the best value for shareholders.  i.e,

●	Acquire and merge Stratasys into NANO.

●	Acquire and merge with one of several other advanced opportunities in the pipeline – either in addition to Stratasys or instead of it.

●	More investment in our internal, existing products and services, go-to-market and channels.

●	Maximize profits for the short term, before investing in acceleration of top line.

●	Other uses of capital.

Click here to watch the video: https://youtu.be/K5qrqwdkquE

A series of other videos are also available on Nano Dimension’s YouTube channel: https://www.youtube.com/@NanoDimension.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its vision to transform additive electronics and additive manufacturing. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com